Filed by Resaca Exploitation, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
(Commission File No.: None)

Subject Company: Cano Petroleum, Inc.
(Commission File No.: 001-32496)

On September 29, 2009, Resaca Exploitation, Inc. (“Resaca”) and Cano Petroleum, Inc. (“Cano”) entered into a definitive agreement and plan of merger.

This communication is being made in respect of the proposed business combination involving Resaca and Cano. In connection with the proposed transaction, Resaca and Cano plan to (a) file documents with the Securities and Exchange Commission (“SEC”), including the filing by Resaca of a Registration Statement on Form S-4 containing a Joint Proxy Statement/Prospectus, (b) publish an admission document for the purpose of admitting the issued common stock of the enlarged group to trading on the AIM Market of the London Stock Exchange (“AIM”) and (c) file with AIM and the SEC other necessary documents regarding the proposed transaction. Investors and security holders of Resaca and Cano are urged to carefully read the Joint Proxy Statement/Prospectus and AIM admission document (when available) and other documents filed with AIM and the SEC by Resaca and Cano because they will contain important information about the proposed transaction. Investors and security holders may obtain free copies of these documents (when they are available) and other documents filed with the SEC by contacting Resaca Investor Relations at (713) 753-1441 or Cano Investor Relations at (817) 698-0900. Investors and security holders may obtain free copies of the documents filed with the SEC and published in connection with the admission to AIM on Resaca’s website at www.resacaexploitation.com or Cano’s website at www.canopetro.com.  Free copies of the information filed with the SEC will be available on the SEC’s website at www.sec.gov.  Resaca, Cano and their respective directors and executive officers may be deemed participants in the solicitation of proxies with respect to the proposed transaction. Information regarding the interests of these directors and executive officers in the proposed transaction will be included in the Joint Proxy Statement/Prospectus and AIM admission document described above. Additional information regarding the directors and executive officers of Resaca is also included in Resaca’s website.  Additional information regarding the directors and executive officers of Cano is also included in Cano’s proxy statement for its 2008 Annual Meeting of Stockholders, which was filed with the SEC on December 3, 2008.

The following press release was made by Resaca Exploitation, Inc. on September 30, 2009:

Forward Looking Statements

These statements include “forward-looking statements” as defined by the SEC.  Such statements are those concerning the companies’ merger and strategic plans, expectations and objectives for future operations.  All statements included in this presentation that address activities, events or developments that the companies expect, believe or anticipate will or may occur in the future are forward-looking statements.  This includes completion of the proposed merger, completion of reserve estimates, production, cash flow and EBITDA estimates, future financial performance, future equity issuance and other matters.  These statements are based on certain assumptions made by the companies based on their experience and perception of historical trends, current conditions, expected future developments and other factors they believe are appropriate in the circumstances.  Such statements are subject to a number of assumptions, risks and uncertainties, many of which are beyond the control of the companies.  Statements regarding future production are subject to all of the risks and uncertainties normally incident to the exploration for and development and production of oil and gas.  These risks include, but are not limited to, inflation or lack of availability of goods and services, environmental risks, drilling risks and regulatory changes.  Investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in the forward-looking statements.

A conference call for analysts and investors will be held at 10am bst. The dial in number for the call is +1 719 955 2389 and the passcode is 7137531406.

30 SEPTEMBER 2009

Resaca Exploitation, Inc.

(“Resaca” or “the Company”)

Proposed Merger with Cano Petroleum, Inc.

Resaca (AIM: RSX and RSOX), the oil and natural gas production, exploitation, and development company focused on the Permian Basin in the USA, and Cano Petroleum, Inc. (NYSE Amex: CFW) today announced the boards of directors of both companies have unanimously approved a definitive plan to merge the two companies in a tax-free, stock-for-stock exchange. Cano shareholders will receive 2.1 shares of Resaca common stock for every share of Cano common stock and will own approximately 50 percent of the combined company.   Based on the closing price of Resaca common stock on 28 September 2009, the transaction implies total consideration to Cano shareholders of $76.0 million or $1.67 per Cano share and $3.34 per proved barrel of oil equivalent.

The newly combined company will have an estimated 63.2 million barrels oil equivalent (MMboe) of proved reserves (81% oil) with a PV10 value of approximately $652.9 million based on crude oil and natural gas prices in effect on 1 July 2009.  The combined company will have another 28.5 MMboe of probable reserves attributable to waterflood and tertiary (CO2) recovery with a PV10 value of approximately $375.1 million based on crude oil and natural gas prices in effect on 1 July 2009 for total 2P reserves of 91.7 MMboe (PV10 of $1 billion).  Resaca’s probable reserves are based on third party engineering estimates and Cano’s probable reserves are based on internal estimates. The net production for the combined company is estimated at 1,960 net barrels of oil equivalent per day at 1 July 2009.

The exchange ratio is calculated as a 32 percent premium over the 30-day volume weighted average price of Cano shares for the period ending 28 September 2009, relative to the 30-day volume weighted average price of Resaca shares during the same time period.

The combined company will retain the Resaca name, will be headquartered in Houston, Texas, and will be led by current Resaca Chairman, J.P. Bryan, who will become CEO upon completion of the transaction.  The combined company’s board will consist of four directors from Resaca and three from Cano.  The company will continue to trade on the AIM Market of the London Stock Exchange (the “AIM”).  Resaca’s shares that trade on the AIM under current ticker RSOX will be traded under ticker symbol RSX following the filing and effectiveness of a registration statement with the Securities and Exchange Commission.  Resaca will also obtain a NYSE Amex listing as a condition to closing.

Key strengths of the newly combined company include:

•                  Complementary oil-focused properties with balanced growth opportunities (Resaca’s proved developed non-producing reserves with Cano’s proved undeveloped reserves)

•                  Near-term low-risk identified production enhancement opportunities

•                  Accelerated exploitation strategy with focus on long-life reserves

•                  Significant cost savings currently estimated to be $4.5-5.0 million per year

•                  Increased critical mass to more efficiently develop projects

•                  Expanded institutional investor interest and capital market access via dual listing on NYSE Amex and AIM

J.P. Bryan, Resaca’s Chairman, stated “Through this transaction, the newly combined company will enjoy the benefits of tremendous synergies and strengths.  This is clearly a case of one plus one equals so much more than two going forward. Both companies share a common growth strategy of acquiring and exploiting mature properties and implementing secondary and tertiary recovery techniques. The combined assets are most complementary geographically and combine the near-term production upside from Resaca’s recompletion portfolio with long-term upside from Cano’s proved undeveloped waterflood reserves. The fields we both possess are prime candidates for CO2 tertiary recovery.  This will become the next great global initiative for recovering substantial quantities of oil from mature fields. We will strive to lead, not follow, in that effort. Our combined staffs bring together some extraordinarily talented individuals to help ensure our success. This is an exciting long-term value story for the shareholders of both companies.”

Jeff Johnson, Cano’s Chairman and CEO, added “Today’s announcement will provide our shareholders with a solid foundation to grow this business. Resaca’s near-term production growth potential and synergies will add the cash flows needed for all shareholders to realize the long-term upside of both companies’ assets.  The significant financial advantages of this combination will benefit our shareholders and employees.  Cano shareholders will not only receive a significant premium to its current share price, but they will also be able to participate in the upside of the stronger combined entity.”

The transaction, which comprises a reverse takeover of Resaca under the AIM Rules, is subject to the following closing conditions: (i) shareholder approval by both companies, (ii) Resaca becoming listed on the NYSE Amex, (iii) refinancing of existing bank debt and (iv) other customary closing conditions. Both companies will continue to operate their businesses independently until the close of the transaction. The transaction is expected to be completed within three to five months.

Resaca is being advised by SMH Capital Inc. and its legal counsel is Haynes and Boone, LLP. Cano is being advised by RBC Capital Markets Corporation and its legal counsel is Thompson & Knight LLP.

Corporate Structure and Management

In addition to J.P. Bryan remaining as Chairman and becoming CEO of the combined company upon completion of the transaction, John J. “Jay” Lendrum, III, currently Resaca’s CEO, will become Resaca’s Vice Chairman. Dennis Hammond, currently Resaca’s President and COO, will remain President. Chris Work, currently Resaca’s CFO, will remain CFO.  Pat McKinney, currently Cano’s SVP of Engineering and Operations, will become Resaca’s EVP of Engineering and Operations.  Mike Ricketts, currently Cano’s VP and Principal Accounting Officer, will become Resaca’s VP and Chief Accounting Officer.  Phillip Feiner, currently Cano’s VP and General Counsel, will become Resaca’s VP and General Counsel.

Combined Company Strategies and Properties

Both Resaca and Cano are focused on the exploitation and production of known oil and gas reserves, including secondary and tertiary recovery.  Resaca’s properties are located in West Texas, and Southeastern New Mexico. Cano’s properties are located in the Texas panhandle, Central Texas, Southeastern New Mexico, and Oklahoma. Both companies’ properties have long reserve lives, stable production, and heavy concentrations of oil.

About Resaca

Resaca is an independent oil and gas development and production company based in Houston, Texas. Resaca is focused on the acquisition and exploitation of long-life oil and gas properties, utilizing a variety of primary, secondary and tertiary recovery techniques. Resaca’s current properties are located in the

Permian Basin of West Texas and Southeast New Mexico. Resaca trades on the AIM under the ticker symbols RSOX and RSX. Additional information is available at www.resacaexploitation.com.

About Cano

Cano Petroleum, Inc. is an independent Texas-based energy producer with properties in the mid-continent region of the United States. Led by an experienced management team, Cano’s primary focus is on increasing domestic production from proven fields using enhanced recovery methods. Cano trades on the NYSE Amex under the ticker symbol CFW.

Cano recently announced the results for its fiscal year ended 30 June 2009.  In that period Cano reported operating revenues of US$ 25.4 million, a loss from continuing operations before income taxes of US$ 16.4 million and net income attributable to common stock of $7.9 million.  As at 30 June 2009, Cano reported stockholders’ equity of US$ 148.5 million.

Forward Looking Statements

Safe-Harbor Statement — Except for the historical information contained herein, the matters set forth in this news release are “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Resaca and Cano intend that all such statements be subject to the “safe-harbor” provisions of those Acts. Many important risks, factors and conditions may cause the Company’s actual results to differ materially from those discussed in any such forward-looking statement. These risks include, but are not limited to, estimates or forecasts of reserves, estimates or forecasts of production, future commodity prices, exchange rates, interest rates, geological and political risks, drilling risks, product demand, transportation restrictions, the ability of Resaca or Cano to obtain additional capital, and other risks and uncertainties described in the Cano’s filings with the Securities and Exchange Commission. The historical results achieved by Resaca or Cano are not necessarily indicative of its future prospects. Neither Resaca nor Cano undertakes any obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Additional Information and Where to Find It

This communication is being made in respect of the proposed business combination involving Resaca and Cano. In connection with the proposed transaction, Resaca and Cano plan to (a) file documents with the SEC, including the filing by Resaca of a Registration Statement on Form S-4 containing a Joint Proxy Statement/Prospectus, (b) publish an admission document for the purpose of admitting the issued common stock of the enlarged group to trading on AIM and (c) file with AIM and the SEC other necessary documents regarding the proposed transaction. Investors and security holders of Resaca and Cano are urged to carefully read the Joint Proxy Statement/Prospectus and AIM admission document (when available) and other documents filed with AIM and the SEC by Resaca and Cano because they will contain important information about the proposed transaction. Investors and security holders may obtain free copies of these documents (when they are available) and other documents filed with the SEC by contacting Resaca Investor Relations at (713) 753-1441 or Cano Investor Relations at (817) 698-0900. Investors and security holders may obtain free copies of the documents filed with the SEC and published in connection with the admission to AIM on Resaca’s website at www.resacaexploitation.com or Cano’s website at www.canopetro.com.  Information filed with the SEC will be available on the SEC’s website at www.sec.gov.  Resaca, Cano and their respective directors and executive officers may be deemed participants in the solicitation of proxies with respect to the proposed transaction. Information regarding the interests of these directors and executive officers in the proposed transaction will be included in the Joint Proxy Statement/Prospectus and AIM admission document described above. Additional information regarding the directors and executive officers of Resaca is also included in Resaca’s website.  Additional information regarding the directors and executive officers of Cano is also included in Cano’s proxy statement for its 2008 Annual Meeting of Stockholders, which was filed with the SEC on December 3, 2008.

Resaca is holding a briefing for analysts to discuss the Cano merger along with the Company’s Preliminary Results on 5th October 2009.  Resaca will be represented by Jay Lendrum, CEO. The meeting will be held at 9.30am at the offices of Buchanan Communications, 45 Moorfields, London EC2Y 9AE. Please respond to this email or phone Buchanan on 020 7466 5000 to confirm your attendance.

Contacts:

Resaca

Resaca Exploitation, Inc.
J.P. Bryan, Chairman	+1 713-753-1300
John J. (“Jay”) Lendrum, III, Chief Executive Officer	+1 713-753-1400
Dennis Hammond, President and Chief Operating Officer	+1 713-753-1281
Chris Work, Chief Financial Officer	+1 713-753-1406

Buchanan Communications (Investor Relations)	+44 (0)20 7466 5000
Tim Thomson Catherine Breen Katharine Sutton

Seymour Pierce Limited (Nomad and Joint Broker)	+44 (0)20 7107 8000
Jonathan Wright Richard Redmayne

RBC Capital Markets (Joint Broker)	+44 (0)207 653 4667
Sarah Wharry

Cano

Cano Petroleum, Inc.
Ben Daitch, Chief Financial Officer	+1 817-698-0900
info@canopetro.com